Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING

OF

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(the “Company”)

(Company Number 722009)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the Company will be held at Arthur Cox, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, on December 3, 2024 for the purpose of considering and, if thought fit, passing the following resolution:

As an ORDINARY RESOLUTION:

1.	To consolidate the Company’s ordinary shares (with a nominal value of US$0.165 per share) in the authorized but unissued and in the authorized and issued share capital of the Company, at a ratio to be determined by a majority vote of the Chief Executive Officer of the Company, the Chairman of the Board of the Company and the acting CFO of the Company; provided in no event shall the split ratio be a ratio that would result in the Company’s ordinary shares be less than US$2.50 or in excess of US$10.00 (when based on the closing price per ordinary share as of the record date of the EGM), into one ordinary share with a corresponding adjustment to the nominal value per share.

Your Board believes that the proposal to be put forward at the EGM is in the best interests of the Company and its shareholders. Accordingly, your Directors unanimously recommend you vote in favour of the proposal. Registered shareholders of the Company at the close of business on the record date (October 31, 2024) are eligible to vote at the meeting.

By Order of the Board

Name of Signatory: Haggai Alon

Title: Chief Executive Officer

Dated: November 8, 2024

Registered Office: Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, D04 T4A6

NOTES:

A member entitled to attend and vote at the above extraordinary general meeting may appoint a proxy to attend, speak and vote instead of them under Section 184 of the Companies Act 2014. A proxy does not need to be a member of the Company.

A member, being a body corporate, entitled to attend and vote at the above extraordinary general meeting may appoint an authorised person to act as its representative at the meeting in accordance with the provisions of Section 185 of the Companies Act 2014.

Completing and returning a form of proxy or appointment of an authorised person will not preclude a member from attending and voting at the meeting should they so wish.

YOU MAY OBTAIN ADMISSION TO THE EXTRAORDINARY GENERAL MEETING (“EGM”) BY IDENTIFYING YOURSELF AT THE EGM AS A SHAREHOLDER AS OF THE RECORD DATE. IF YOU ARE A RECORD OWNER, POSSESSION OF A COPY OF A PROXY CARD WILL BE ADEQUATE IDENTIFICATION. IF YOU ARE A BENEFICIAL (BUT NOT RECORD) OWNER, A COPY OF AN ACCOUNT STATEMENT FROM YOUR BANK, BROKER OR OTHER NOMINEE SHOWING SHARES HELD FOR YOUR BENEFIT ON OCTOBER 31, 2024 WILL BE ADEQUATE IDENTIFICATION.

WHETHER OR NOT YOU EXPECT TO ATTEND THE EGM IN PERSON OR VIRTUALLY, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE TO HELP ENSURE REPRESENTATION OF YOUR SHARES AT THE EGM. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES. IF YOU RETURN YOUR PROXY AND VOTING CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, THIS WILL BE CONSIDERED AS AN INSTRUCTION TO THE PROXYHOLDER TO VOTE IN FAVOR OF THE RESOLUTION.

ALTERNATIVELY, YOU MAY SUBMIT YOUR VOTE VIA THE INTERNET OR BY TELEPHONE BY FOLLOWING THE INSTRUCTIONS SET FORTH ON THE ENCLOSED PROXY CARD. A SHAREHOLDER ENTITLED TO ATTEND AND VOTE AT THE EGM IS ENTITLED, USING THE PROXY CARD PROVIDED, TO APPOINT ONE OR MORE PROXIES TO ATTEND, SPEAK, VOTE AND TO DEMAND OR JOIN IN DEMANDING A POLL INSTEAD OF HIM OR HER AT THE EGM. A PROXY NEED NOT BE A SHAREHOLDER OF RECORD.

PURSUANT TO THE COMPANY’S CONSTITUTION, THE EGM MAY BE ADJOURNED IN CERTAIN CIRCUMSTANCES AT THE DISCRETION OF THE DULY ELECTED CHAIRPERSON OF THE EGM WHERE HE OR SHE DECIDES THAT IT IS NECESSARY OR APPROPRIATE TO DO SO, INCLUDING TO GIVE ALL PERSONS ENTITLED TO DO SO A REASONABLE OPPORTUNITY OF VOTING AT THE EGM.

This proxy statement is dated November 8, 2024, and is first being mailed to shareholders of SMX (Security Matters) Public Limited Company, together with the enclosed proxy card, on or about November 8, 2024.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Mespil Business Centre, Mespil House

Sussex Road, Dublin, 4 Ireland, D04 T4A6

PROXY STATEMENT

FOR

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held December 3, 2024

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

What is a proxy?

A proxy is another person that you legally designate to vote your stock. If you designate someone as your proxy in a written document, that document is also called a “proxy” or a “proxy card.” If you are a street name holder, you must obtain a proxy from your broker or nominee in order to vote your shares in person at the extraordinary general meeting of shareholders (the “EGM”).

What is a proxy statement?

A proxy statement is a document that we give to you when we ask you to sign a proxy card to vote your stock at a shareholders meeting.

Why am I receiving this proxy statement?

This proxy statement (the “Proxy Statement”) is furnished in connection with the solicitation of proxies by the board of directors (the “Board”) of SMX (Security Matters) Public Limited Company, for use at the EGM, to be held on December 3, 2024, at the time and place and for the purposes set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders (the “Notice” and, together with this proxy statement, the “Proxy Materials”) and at any adjournments or postponements of that meeting.

In this Proxy Statement, “SMX”, the “Company”, “we”, “us” and “our” refer to SMX (Security Matters) Public Limited Company. Where the context may require, these references also include our consolidated subsidiaries and predecessors.

Who is entitled to vote at the EGM?

Holders of SMX ordinary shares at the close of business on the Record Date (as defined below) may vote at the EGM. We intend to mail the Proxy Materials to all shareholders of record entitled to vote at the EGM on or about November 8, 2024.

What is the record date and what does it mean?

The record date to determine the shareholders entitled to notice of and to vote at the EGM is the close of business on October 31, 2024 (the “Record Date”). The Record Date was established by the Board in their discretion in accordance with the Constitution of SMX.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of Proxy Materials, including multiple copies of the Notice or this Proxy Statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. Similarly, if you are a shareholder of record and hold shares in a brokerage account, you will receive a Notice for shares held in your name and a notice or voting instruction card for shares held in street name. Please follow the directions provided in the Notice and each additional notice or voting instruction card you receive to ensure that all your shares are voted.

How many votes do I have?

On each matter to be voted upon, you have one vote for each SMX ordinary share you own as of the Record Date.

What is the quorum requirement?

Two members (as defined in the Company’s constitution) present in person or by proxy and having the right to attend and vote at the meeting and together holding shares representing more than 50% of the votes that may be cast by all members at the relevant time shall be a quorum at the EGM. Ordinary shares represented in person or by proxy (including “broker non-votes” (as described below) and shares which abstain or do not vote with respect to one or more of the matters presented for shareholder approval) will be counted for purposes of determining whether a quorum is present at the EGM.

What is the difference between a shareholder of record and a “street name” holder?

If your shares are registered directly in your name with Continental Stock Transfer & Trust Company, our stock transfer agent, you are considered the shareholder of record with respect to those shares. The Proxy Statement has been sent directly to you by us. If your shares are held in a stock brokerage account or by a bank or other nominee, the nominee is considered the record holder of those shares. You are considered the beneficial owner of these shares, and your shares are held in “street name.” A Proxy Statement and voting instruction card have been forwarded to you by your nominee. As the beneficial owner, you have the right to direct your nominee concerning how to vote your shares by using the voting instructions they included in the mailing or by following their instructions for voting by telephone or the internet. To vote by proxy or to instruct your broker how to vote, you should follow the directions provided with the voting instruction card.

If I am a beneficial owner of shares, can my brokerage firm vote my shares? What is a broker non-vote?

If you are a beneficial owner and do not vote via the instructions provided by your nominee, under stock exchange rules applicable to brokerage firms, your broker or other nominee is permitted to vote any shares it holds for your account in its discretion with respect to “routine” proposals, but it is not allowed to vote your shares with respect to non-routine proposals. Broker non-votes occur when shares are held indirectly through a broker, bank, or other intermediary on behalf of a beneficial or “street name” holder and the broker or other nominee submits a proxy but does not vote for a matter because the broker or other nominee has not received voting instructions from the beneficial owner and the broker or other nominee does not have discretionary voting authority on the matter. The Reverse Stock Split Proposal is a “non-routine” matter. As a result, we expect broker non-votes on those proposals, because your broker or other nominee will not have discretion to vote your shares on such matters, in the absence of timely direction from you. If your broker or other nominee has made this decision and you do not provide voting instructions, your vote will not be cast and will have the effect of votes against the Reverse Stock Split Proposal. Accordingly, we urge you to direct your broker or other nominee how to vote by returning your voting materials as instructed or by obtaining a proxy from your broker or other nominee in order to vote your shares in person at the EGM.

YOUR VOTE AND PARTICIPATION IN THE COMPANY’S AFFAIRS ARE IMPORTANT. Our Board approved the Reverse Stock Split Proposal in order to help ensure that the share price of our ordinary shares is above US$1.00, to avoid potential noncompliance with applicable continued listing requirements of the Nasdaq Capital Market. The delisting of our ordinary shares from Nasdaq would likely have very serious consequences for the Company and our shareholders.

If I am a record holder, how do I vote my shares? Can I revoke my vote?

If you are the “record holder” of your shares, meaning that you own your shares in your own name and not through a bank, broker or other nominee, you may vote in one of four ways.

1. You may vote over the Internet. You may vote your shares by following the “INTERNET” instructions on the enclosed proxy card. If you vote by Internet, your use of that system, and specifically the entry of your control number/other unique identifier, will be deemed to constitute your appointment, in writing and under hand, and for all purposes of the Irish Companies Act of 2014, of Haggai Alon and/or his duly appointed substitutes if applicable, as your proxy to vote your shares on your behalf in accordance with your Internet instructions. The internet voting facilities for eligible shareholders of record will close at 4:59 a.m., Irish time, on the day of the EGM (11:59 p.m., Eastern Time, on the day prior to the EGM).

2. You may vote by telephone. You may vote your shares by following the “PHONE” instructions on the enclosed proxy card. If you vote by telephone, you do not need to vote over the Internet or complete and mail your proxy card. If you vote by telephone, your use of that telephone system, and specifically the entry of your pin number/other unique identifier, will be deemed to constitute your appointment, in writing and under hand, and for all purposes of the Irish Companies Act of 2014, of Haggai Alon and/or his duly appointed substitutes if applicable, as your proxy to vote your shares on your behalf in accordance with your telephone instructions. The telephone voting facilities for eligible shareholders of record will close at 4:59 a.m., Irish time, on the day of the EGM (11:59 p.m., Eastern Time, on the day prior to the EGM).

3. You may vote by mail. You may vote by completing, dating and signing the proxy card delivered with this Proxy Statement and promptly mailing it in the enclosed postage-paid envelope. If you vote by mail, you do not need to vote over the Internet or by telephone. We must receive the completed proxy card by 4:59 a.m., Irish time, on the day of the EGM (11:59 p.m., Eastern Time, on the day prior to the EGM) to be counted.

4. You may vote in person. If you attend the EGM, you may vote by delivering your completed proxy card in person or you may vote by completing a ballot at the EGM. Ballots will be available at the EGM. If you attend the EGM virtually, you may vote by following the “VOTE AT THE MEETING” instructions on the enclosed proxy card.

All proxies that are executed and delivered by mail or in person, or are otherwise submitted over the Internet or by telephone will be voted on the matters set forth in the accompanying Notice in accordance with the shareholders’ instructions. However, if no choice is specified on a proxy as to the proposal, the proxy will be voted in accordance with the Board’s recommendations on the proposal as set forth in this proxy statement. All proxies will be forwarded to the Company’s registered office electronically.

After you have submitted a proxy, you may still change your vote and revoke your proxy prior to the EGM by doing any one of the following things:

●	submitting a new proxy by following the “INTERNET” or “PHONE” instructions on the enclosed proxy card at a date later than your previous vote but prior to the voting deadline (which is 4:59 a.m., Irish time, on the day of the EGM (11:59 p.m., Eastern Time, on the day prior to the EGM);

●	signing another proxy card and either arranging for delivery of that proxy card by mail by 4:59 a.m., Irish time, on the day of the EGM (11:59 p.m., Eastern Time, on the day prior to the EGM), or by delivering that signed proxy card in person at the EGM;

●	sending written notice that you are revoking your proxy at c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, United States; or

●	voting in person or virtually at the EGM.

Your attendance at the EGM alone will not revoke your proxy.

Even if you currently plan to vote at the EGM, we recommend that you vote by telephone or internet or return your proxy card as described above so that your votes will be counted if you later decide not to attend the EGM or are unable to attend.

How do I attend the EGM?

The EGM will be held on December 3, 2024, beginning at 3:00 p.m., Irish time (10:00 a.m., Eastern Time), at Arthur Cox, Ten Earlsfort Terrace, Dublin 2, D02 T380 Ireland.

You may obtain admission to the EGM by identifying yourself at the EGM as a shareholder as of the Record Date. If you are a record owner, possession of a copy of a proxy card will be adequate identification. If you are a beneficial (but not record) owner, a copy of an account statement from your bank, broker or other nominee showing shares held for your benefit on October 31, 2024 will be adequate identification.

In addition, you may attend the EGM virtually online, by following the “VOTE AT THE MEETING” instructions on the enclosed proxy card.

What are my choices when voting?

As to the proposal, shareholders may vote for the proposal, against the proposal, or abstain from voting on the proposal. If you vote to “abstain”, your shares will be counted as present at the EGM, and your abstention will have the effect of a vote against the proposal.

What are the Board’s recommendations on how I should vote my shares?

The Board of Directors recommends that you vote your shares as follows:

●	Proposal 1 – FOR the Reverse Stock Split Proposal.

YOUR VOTE AND PARTICIPATION IN THE COMPANY’S AFFAIRS ARE IMPORTANT. Our Board of Directors approved the Reverse Stock Split Proposal in order to help ensure that the share price of our common stock continues to meet the continued listing requirements of the Nasdaq Capital Market. The delisting of our common stock from Nasdaq would likely have very serious consequences for the Company and our shareholders.

What if I am a record holder and I do not specify how I want my shares voted?

If you are a record holder who returns a completed proxy card that does not specify how you want to vote your shares on the proposal, the designated proxies will vote your shares for the proposal as to which you provide no voting instructions, and such shares will be voted in the following manner:

●	Proposal 1 – FOR the Reverse Stock Split Proposal.

If you are a street name holder and do not provide voting instructions on the proposal, your bank, broker, or other nominee may be able to vote those shares. See “If I am a beneficial owner of shares, can my brokerage firm vote my shares? What is a broker non-vote?”

Do I have any dissenters’ or appraisal rights with respect to any of the matters to be voted on at the EGM?

No. None of our shareholders has any dissenters’ or appraisal rights with respect to the matters to be voted on at the EGM.

What are the solicitation expenses and who pays the cost of this proxy solicitation?

We will pay the cost of soliciting proxies. Certain of our directors, officers, and employees may solicit proxies in person, by telephone, personal contact or by other means of communication. They will not receive any additional compensation for these activities. We reserve the right to retain a proxy solicitation agent to solicit proxies, who would be compensated for its services.

Who counts the votes?

All votes will be tabulated by the inspector of election appointed by the Board for the EGM. Each proposal will be tabulated separately.

Where can I find voting results?

The Company expects to publish the voting results in a Report on Form 6-K as well as the final split ratio as determined by the Company, which it expects to file with the U.S. Securities and Exchange Commission (the “SEC”) promptly following the EGM.

THE REVERSE STOCK SPLIT PROPOSAL

General

The Board has unanimously adopted and is recommending for shareholder approval a reverse stock split (i.e., a consolidation of share capital under Irish law) at a ratio to be determined by a majority vote of the Chief Executive Officer of the Company, the Chairman of the Board of the Company and the acting CFO of the Company; provided in no event shall the split ratio be a ratio that would result in the Company’s ordinary shares be less than US$2.50 or in excess of US$10.00 (when based on the closing price per ordinary share as of the record date of the EGM), into one ordinary share with a corresponding adjustment to the nominal value per share. For example, if our shareholders vote in favor of this proposal and the Company’s closing price per ordinary share on the Nasdaq Capital Market on the Record Date was $0.3774, the Company may effect a reverse stock split with a minimum split ratio of 6.6243:1 (resulting in every 6.6243 ordinary shares being consolidated into one ordinary share with a corresponding adjustment to the shares’ nominal value) and a maximum split ratio of 26.4971:1 (resulting in every 26.4971 ordinary shares being consolidated into one ordinary share with a corresponding adjustment to the shares’ nominal value.

At the close of business on October 31, 2024 we had 8,640,332 ordinary shares issued and outstanding. Additional ordinary shares have been issued since that date upon the exercise of outstanding warrants and conversion of convertible debt. Based on the number of ordinary shares issued and outstanding at the close of business on October 31, 2024, immediately following the completion of the reverse stock split, and, for illustrative purposes only, we would have approximately such number of ordinary shares issued, without giving effect to the treatment of fractional shares, as follows:

Number of Ordinary Shares	Number of Ordinary Shares Issued and Outstanding based on Targeted Post-Consolidation Price Per Share
Issued and Outstanding	$2.50	$5.00	$7.50	$10.00

8,640,332	1,304,338	652,174	434,781	326,085

	(6.6243:1 split ratio)	(13.2485:1 split ratio)	(19.8728:1 split ratio)	(26.4971:1 split ratio)

We do not expect the reverse stock split itself to have any economic effect on our shareholders, debt holders or holders of options or restricted stock, except as follows (to the extent not already triggered based on other, similar provisions in the Series A Warrants (as defined below)):

●	With respect to the Series A Pipe Common Warrant To Purchase Ordinary Shares of the Company issued on September 12, 2024 (the “Series A Warrants”), if the lowest volume weighted average price during the period commencing five consecutive trading days immediately preceding and ending five consecutive trading days immediately following the date of the reverse stock split (the “Share Combination Adjustment Period”, and such price, the “Event Market Price”) is less than the exercise price of the Series A Warrants then in effect, then immediately following the close of trading on the Nasdaq Capital Market on the last day of the Share Combination Adjustment Period, the exercise price then in effect shall be reduced to an amount equal to 90% of the Event Market Price and the number of ordinary shares underlying the Series A Warrants (the “Warrant Shares”) shall be increased such that the aggregate exercise price of the Series A Warrants on the issuance date for the Warrant Shares then outstanding shall remain unchanged following such event; provided, however, if the reverse stock split is effective after close of trading on the Nasdaq Capital Market, then the date of the reverse stock split shall be deemed to occur on the next trading day, and the Share Combination Adjustment Period shall be adjusted accordingly; provided, further, that the adjustment to the exercise price in this sentence shall not reduce the exercise price below $0.49 (as adjusted) (the “Floor Price”).

●	Following an adjustment to the exercise price of the Series A Warrants pursuant to the prior bullet, if the adjusted exercise price would have been below the Floor Price but for limitation of the Floor Price itself, then within five trading days after any adjustment to the Base Share Price or Event Market Price (each term, as defined in the Series A Warrants), as applicable, the Company shall make a payment (the “True-up Payment”) to the holders of the Series A Warrants for the economic difference between the Base Share Price or Event Market Price, as applicable, and the Floor Price in cash, calculated as provided in the Series A Warrants. The aggregate of all True-up Payments shall be limited to not more than $1,070,000.

Reasons for the Reverse Stock Split

Our primary objective in proposing the reverse stock split is to attempt to increase the per share trading price of our ordinary shares prior to receiving a letter of noncompliance from the Nasdaq Capital Market (“Nasdaq”) under its Rule 5550(a)(2). The Board believes that the reverse stock split is a potentially effective means for increasing the per share trading price of our ordinary shares to a sufficient level to allow us to maintain compliance with Nasdaq listing requirements and to avoid, or at least mitigate, the likely adverse consequences of our potential non-compliance with the Nasdaq listing requirements and the related sanctions. At this time, the Company does not believe that it is in non-compliance with any Nasdaq rule, including Rule 5550(a)(2).

Nasdaq has the discretion to delist our ordinary shares due to and upon non-compliance with the Nasdaq listing requirements. As such, the Board has considered the potential harm to the Company and its shareholders should our ordinary shares be delisted from Nasdaq. Delisting our ordinary shares could adversely affect the liquidity of our ordinary shares because alternatives, such as the various tiers of the OTC Markets, are generally considered to be less efficient markets. An investor likely would find it less convenient to sell, or to obtain accurate quotations in seeking to buy our ordinary shares on an over-the-counter market. Many investors likely would not buy or sell our ordinary shares due to difficulty in accessing over-the-counter markets, policies preventing them from trading in securities not listed on a national exchange or other reasons. In addition, if the ordinary shares are delisted from Nasdaq and not relisted on an appropriately recognized stock exchange in the US or Canada, our ordinary shares would become ineligible for holding through the Depository Trust Company (DTC) and any subsequent transfers of our ordinary shares would come within the charge to Irish stamp duty at a rate of 1% on the higher of the consideration paid for the ordinary shares or the market value of the shares on the date of transfer, which may impact the price a purchaser would pay for our ordinary shares.

In addition, the Company believes that the reverse stock split may make the ordinary shares more attractive to a broader range of institutional and other investors, as the current market price of the ordinary shares may affect their acceptability to certain institutional investors, professional investors, and other members of the investing public. Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. In addition, some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Moreover, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. The Company believes that the reverse stock split will make the ordinary shares a more attractive and cost effective investment for many investors, which may enhance the liquidity of the ordinary shares.

Risk Factors Associated with the Reverse Stock Split

In deciding whether to recommend approval of the reverse stock split to the Company’s shareholders, the Board also took into account potential negative factors associated with the reverse stock split. These factors include the negative perception of reverse stock splits held by some investors, analysts and other stock market participants, the fact that the stock prices of some companies that have effected reverse stock splits have subsequently declined back to pre-split levels, the adverse effect on liquidity that might be caused by a reduced number of shares issued and outstanding, and the costs associated with implementing a reverse stock split.

Although the Board expects the reverse stock split will result in an increase in the market price of the ordinary shares, the reverse stock split may not increase the market price of the ordinary shares in proportion to the reduction in the number of ordinary shares issued and outstanding or result in a long-term increase in the market price, which is dependent upon many factors, including the Company’s performance, prospects and other factors detailed from time to time in the Company’s reports filed with the SEC, as well as variables outside of the Company’s control (such as market volatility, investor response to the news of a proposed reverse stock split and the general economic environment). The history of similar reverse stock splits for companies in like circumstances is varied. If the reverse stock split is effected and the market price of the ordinary shares declines, which it has in the past in relation to the Company’s prior reverse splits, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the reverse stock split. The trading liquidity of the ordinary shares may also decline due to the fewer number of ordinary shares that are publicly traded. In addition, the reverse stock split will likely increase the number of shareholders who own “odd lots” of fewer than 100 ordinary shares. Shareholders who hold odd lots typically experience an increase in the cost of selling their shares, as well as possible greater difficulty in effecting such sales. Accordingly, the reverse stock split may not achieve the desired results that have been outlined above.

In addition, there can be no assurance that our ordinary shares will not be delisted due to a failure to meet other continued listing requirements even if the per share market price of our ordinary shares after the reverse stock split remains in excess of $1.00.

Principal Effects of the Reverse Stock Split

Immediately following the reverse stock split, each shareholder would own a reduced number of ordinary shares. However, the reverse stock split would be effected simultaneously for all of our issued and outstanding ordinary shares. The reverse stock split would affect all of our shareholders uniformly and would not change any shareholder’s percentage ownership interest in our company, except to the extent that the reverse stock split results in any of our shareholders owning fractional shares. We will not issue any fractional shares as a result of the reverse stock split and in lieu thereof. See below under “—Treatment of Fractional Shares”).

The reverse stock split will not change the rights attaching to our ordinary shares. Following the reverse stock split, our ordinary shares and the SMX public warrants would continue to be reported on Nasdaq under the symbols “SMX” and “SMXWW”, respectively, and we would continue to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) as a “foreign private issuer.” After the effective time of the reverse stock split, our ordinary shares will have a new Committee on Uniform Securities Identification Procedures (“CUSIP”) number, which is a number used to identify our equity securities.

The reverse stock will also result in corresponding proportionate adjustments to the number of underlying shares based on the actual reverse split ratio, of our existing public and private warrants and other convertible securities. For outstanding stock options, warrants and other convertible securities, the applicable exercise or conversion price per ordinary share, as applicable, may also be adjusted based on the reverse stock split ratio picked by the Company in order to preserve their intrinsic value, and may include adjustments to fixed and floor prices.

In addition, the number of shares available for issuance pursuant to the 2018 Share Option Plan and the 2022 Incentive Equity Plan would be adjusted proportionately based on the reverse stock split ratio picked by the Company resulting in a reduction in the number of shares available for issuance under such plan, as applicable, following the effectuation of the reverse stock split.

Treatment of Fractional Shares

We will not issue fractional shares in connection with the reverse stock split. Instead, we will aggregate the fractional entitlements of shareholders who otherwise would be entitled to receive fractional shares because they hold a number of ordinary shares not evenly divisible by the number of ordinary shares which our board of directors ultimately determines should be consolidated into one ordinary share pursuant to the reverse stock split or they hold less than the number of ordinary shares which our board of directors ultimately determines should be consolidated into one ordinary share pursuant to the reverse stock split and, to the extent possible, sell such ordinary shares on the basis of prevailing market prices at such time. We will subsequently remit the proceeds of such sales, after deducting any applicable costs, to the shareholders who otherwise would be entitled to receive fractional shares and such shareholders will be entitled to receive a cash payment in lieu of such fractional entitlement in an amount equal to the net cash proceeds attributable to the sale of such fractional entitlement. Should the cash consideration for the fractional shares be less than the post-split price of a single ordinary share for each shareholder, we reserve the right to cause the sale proceeds to be aggregated and donated to a charity organization at the discretion of the directors. Each (if any) of the authorized and issued ordinary shares of nominal value $0.165 that cannot be consolidated into one ordinary share pursuant to the reverse stock split shall, immediately following the effective time of the reverse stock split, be acquired by us from the shareholders otherwise entitled thereto for no consideration and be cancelled. For the avoidance of doubt, shareholders would not be entitled to receive interest for their fractional shares.

If pre-reverse stock split, you do not hold sufficient ordinary shares to receive at least one ordinary share after the reverse stock split, and you want to hold our ordinary shares after the reverse stock split, you may do so by taking either of the following actions far enough in advance so that it is completed before the reverse stock split is effected:

●	purchase a sufficient number of our ordinary shares so that you would hold at least that number of ordinary shares in your account prior to the implementation of the reverse stock split that would entitle you to receive at least one ordinary share on a post-reverse stock split basis; or

●	if applicable, consolidate your accounts so that you hold at least that number of our ordinary shares in one account prior to the reverse stock split that would entitle you to at least one ordinary share on a post-reverse stock split basis. Ordinary shares held in registered form (that is, shares held by you in your own name on our company’s share register maintained by our transfer agent) and ordinary shares held in “street name” (that is, shares held by you through a bank, broker or other nominee) for the same investor would be considered held in separate accounts and would not be aggregated when implementing the reverse stock split. Also, ordinary shares held in registered form but in separate accounts by the same investor would not be aggregated when implementing the reverse stock split.

After the reverse stock split, then-current shareholders would have no further interest in our company with respect to their fractional shares. A person otherwise entitled to a fractional share would not have any voting, dividend or other rights in respect of his or her fractional share except to receive the cash payment as described above. Such cash payments would reduce the number of post-reverse stock split shareholders to the extent that there are shareholders holding fewer than that number of pre-reverse stock split shares within the ratio described above. Reducing the number of post-reverse stock split shareholders, however, is not the purpose of this proposal.

Shareholders should be aware that, under the escheat laws of the various jurisdictions where shareholders reside, where we are domiciled and where the funds for fractional shares would be deposited, sums due to shareholders in payment for fractional shares that are not timely claimed after the effective date may be required to be paid to the designated agent for each such jurisdiction. Thereafter, shareholders otherwise entitled to receive such funds may have to seek to obtain them directly from the designated agent for each such jurisdiction to which they were paid.

Book-Entry Shares and Payment for Fractional Shares

All our registered shareholders hold their shares electronically in book-entry form with our transfer agent. Therefore, shareholders do not hold physical certificates evidencing their ownership of our ordinary shares. However, they are provided with a statement reflecting the number of our ordinary shares registered in their accounts. If our shareholders vote in favor of the consolidation and the consolidation is effected, immediately following the reverse stock split, the reduction in the number of our authorized and issued ordinary shares will occur without any further action on the part of the shareholders. No action needs to be taken to receive post-reverse stock split shares or payment in lieu of fractional shares, if applicable. If a shareholder is entitled to post-reverse stock split shares, a transaction statement will automatically be sent to the shareholder’s address of record indicating the number of our ordinary shares held following the reverse stock split. A check will also be mailed to such shareholders’ registered address as soon as practicable after the reverse stock split, if applicable. By signing and cashing this check, such shareholders will warrant that they owned the ordinary shares for which they received the cash payment.

Effect on Non-Registered Shareholders

We intend to treat shareholders holding our ordinary shares in “street name,” through a broker, bank or other nominee, in the same manner as registered shareholders whose shares are registered in their names. Brokers, banks or other nominees will be instructed to effect a reverse stock split for their beneficial holders holding our ordinary shares in “street name.” However, non-registered shareholders holding our ordinary shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the consolidation than those that would be put in place by us for registered shareholders, and their procedures may result, for example, in differences in the precise cash amounts being paid by such nominees in lieu of a fractional share. If you hold your shares with such a bank, broker or other nominee.

Accounting Consequences

Subject to non-material adjustments to cater for the cancellation of remaining fractional entitlements, the consolidation will not affect the total ordinary shareholders’ equity on the balance sheet, although it will result in the share capital attributable to ordinary shares decreasing and the undenominated capital increasing. The per share net income or loss and net book value will be higher because there would be fewer ordinary shares issued and outstanding. All historic share and per share amounts in the consolidated financial statements and related footnotes that the Company files with the SEC in the future will be adjusted accordingly. We do not anticipate that any other accounting consequences would arise as a result of the consolidation.

No Appraisal Rights

No action is proposed herein for which the laws of Ireland, or our constitution, provide a right to our shareholders to dissent and obtain appraisal of, or payment for, such shareholder’s ordinary shares.

No Going Private Transaction

Notwithstanding the decrease in the number of issued ordinary shares following the reverse stock split, the Board does not intend for this transaction to be the first step in a series of plans or proposals of a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Interests of Certain Persons in the Proposal

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in the Reverse Stock Split Proposal, except to the extent of their ownership of our ordinary shares and securities convertible or exercisable for our ordinary shares, as set forth in the filings we make from time to time with the Securities and Exchange Commission. However, the Company does not believe that its officers or directors have interests in this proposal that are different from or greater than those of any other of its shareholders due to their shares and securities being subject to the same proportionate adjustment in accordance with the terms of the Reverse Stock Split Proposal as all of our other outstanding ordinary shares and securities convertible into or exercisable for our ordinary shares.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a summary of the material U.S. federal income tax consequences of the proposed reverse stock split to U.S. Holders (as defined below) that hold our ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, which we refer to as the IRS, in each case in effect as of the date of this proxy statement. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below and there can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the proposed reverse stock split. This discussion assumes that we are a foreign corporation that is not a “passive foreign investment company” within the meaning of Section 1297(a) of the Code.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is or is treated as (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or any other entity or arrangement treated as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and all of its substantial decisions are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code ), or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a U.S. Holder, including the impact of the Medicare contribution tax on net investment income.

In addition, it does not address consequences relevant to U.S. Holders that are subject to special rules, including, without limitation, banks or financial institutions, insurance companies, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” grantor trusts, tax-exempt organizations, dealers or traders in securities, commodities or currencies, traders in securities that elect to mark-to-market their securities holdings, shareholders who hold our ordinary shares as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes, persons whose functional currency is not the U.S. dollar, U.S. expatriates, or U.S. Holders who actually or constructively own 5% or more of our stock.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Accordingly, partnerships (and other entities treated as partnerships for U.S. federal income tax purposes) holding our ordinary shares and the partners in such entities should consult their own tax advisors regarding the U.S. federal income tax consequences of the proposed reverse stock split to them.

In addition, the following discussion does not address the U.S. federal estate and gift tax, alternative minimum tax, or state, local and non-U.S. tax law consequences of the proposed reverse stock split. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the proposed reverse stock split, whether or not they are in connection with the proposed reverse stock split. This discussion should not be considered as tax or investment advice, and the tax consequences of the proposed reverse stock split may not be the same for all shareholders.

EACH SHAREHOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL TAX CONSEQUENCES OF THE PROPOSED REVERSE STOCK SPLIT, AS WELL AS THE CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL OR FOREIGN TAX CONSEQUENCES.

Tax Consequences to U.S. Holders

The proposed reverse stock split is expected to be treated as a “recapitalization” pursuant to Section 368(a)(1)(E) of the Code. As a result, a U.S. Holder generally should not recognize gain or loss upon the proposed reverse stock split for U.S. federal income tax purposes, except with respect to cash received in lieu of a fractional ordinary share, as discussed below. A U.S. Holder’s aggregate adjusted tax basis in our ordinary shares received pursuant to the proposed reverse stock split should equal the aggregate adjusted tax basis of our ordinary shares surrendered (excluding the amount of such basis that is allocated to any fractional ordinary share for which the U.S. Holder receives cash). The U.S. Holder’s holding period in our ordinary shares received pursuant to the proposed reverse stock split should include the holding period in our ordinary shares exchanged therefor. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of ordinary shares surrendered in a recapitalization to shares received in the recapitalization. U.S. Holders that acquired our ordinary shares on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

A U.S. Holder that, pursuant to the proposed reverse stock split, receives cash in lieu of a fractional ordinary share should recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the portion of the U.S. Holder’s aggregate adjusted tax basis in the ordinary shares surrendered that is allocated to such fractional share. Such capital gain or loss will be short term if the pre-reverse stock split shares were held for one year or less at the effective time of the reverse stock split and long term if held for more than one year.

A U.S. Holder of our ordinary shares may be subject to information reporting and backup withholding on cash paid in lieu of a fractional share in connection with the proposed reverse stock split. A U.S. Holder of our ordinary shares will be subject to backup withholding if such U.S. Holder is not otherwise exempt and such U.S. Holder does not provide its taxpayer identification number in the manner required or otherwise fails to comply with applicable backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. Holder’s federal income tax liability, if any, provided the required information is timely furnished to the IRS.

The U.S. federal income tax discussion set forth above does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular shareholder in light of such shareholder’s circumstances and income tax situation.

ACCORDINGLY, WE URGE YOU TO CONSULT WITH YOUR OWN TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF THE PROPOSED REVERSE STOCK SPLIT.

Material Irish Tax Consequences of the Reverse Stock Split

The following is a summary of the material Irish tax consequences of the proposed reverse stock split for beneficial holders of our ordinary shares. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each shareholder. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this proxy statement. Changes in law and/or administrative practice may result in alteration of the tax considerations described below, possibly with retrospective effect.

The summary does not constitute legal or tax advice and is intended only as a general guide. The summary is not exhaustive and shareholders should consult their own tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the proposed reverse stock split. The summary applies only to shareholders who hold their ordinary shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who acquired their ordinary shares, or who have, or who are deemed to have, acquired their ordinary shares by virtue of an Irish office or employment (performed or carried on in Ireland). Such persons may be subject to special rules.

Irish Tax on Chargeable Gains

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.

Non-Irish Resident Shareholders

Shareholders that are not resident or ordinarily resident in Ireland and who do not hold our ordinary shares in connection with a trade or business carried on by them through a branch or agency in Ireland will not be subject to Irish tax on chargeable gains as a result of the proposed reverse stock split.

Irish Resident Shareholders

Shareholders that are resident or ordinarily resident in Ireland for tax purposes or shareholders that hold their ordinary shares in connection with a trade or business carried on through a branch or agency in Ireland will, subject to the availability of any exemptions or reliefs, be within the charge to Irish tax on chargeable gains on the consolidation of their existing ordinary shares pursuant to the proposed reverse stock split. Such shareholders should consult their own tax advisors on the Irish tax consequences of the proposed reverse stock split.

The proposed reverse stock split will be intended to be treated as a “reorganization” of our share capital and, accordingly, should not result in a disposal by any such shareholder of any of our ordinary shares, except with respect to cash received in lieu of a fractional ordinary share, as discussed below. Instead the ordinary shares held after the proposed reverse stock split should be treated as the same asset and as having been acquired at the same time and for the same consideration as the ordinary shares held before the reverse stock split (adjusted for any part of the consideration attributable to the part disposal in respect of the receipt of cash in lieu of a fractional ordinary share).

The receipt by such a shareholder of any cash in lieu of a fractional ordinary share should be treated as a part disposal of his or her ordinary shares for Irish tax on chargeable gains in respect of the cash consideration received.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the price paid or the market value of the shares acquired, whichever is greater. Irish stamp duty should not arise as a result of the reverse stock split.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT IN IRELAND.

Proposed Resolution

The Board recommends that the shareholders approve the following resolution as an ordinary resolution:

“To consolidate the Company’s ordinary shares (with a nominal value of US$0.165 per share) in the authorized but unissued and in the authorized and issued share capital of the Company, at a ratio to be determined by a majority vote of the Chief Executive Officer of the Company, the Chairman of the Board of the Company and the acting CFO of the Company; provided in no event shall the split ratio be a ratio that would result in the Company’s ordinary shares be less than US$2.50 or in excess of US$10.00 (when based on the closing price per ordinary share as of the record date of the EGM), into one ordinary share with a corresponding adjustment to the nominal value per share.”

Discretionary Authority of the Board of Directors to Abandon Reverse Stock Split

Our Board reserves the right to abandon the reverse stock split without further action by our shareholders at any time before the effectiveness, even if the reverse stock split has been authorized by our shareholders at the EGM. By voting in favor of the reverse stock split, you are expressly also authorizing our Board to determine not to proceed with, and abandon, the reverse stock split, if it should so decide.

Vote Required and Recommendation of the Board of Directors

The Reverse Stock Split Proposal will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast against the proposal. If you vote to “abstain”, your shares will be counted as present at the EGM, and your abstention will have the effect of a vote against the proposal. Your broker or other nominee will not have discretion to vote your shares on such matters, in the absence of timely direction from you. If your broker or other nominee has made this decision and you do not provide voting instructions, your vote will not be cast and will have the effect of votes against the Reverse Stock Split Proposal.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE REVERSE STOCK SPLIT PROPOSAL.

OTHER BUSINESS

Other than the business set forth in the Notice, management is not aware of any other business to come before the EGM. Should any other business be properly brought before the EGM, it is the intention of the persons named in the form of proxy to vote the ordinary shares represented thereby in accordance with their discretion and best judgment on such matter.

ADDITIONAL INFORMATION

Shareholders that have additional questions about the information contained in this Proxy Statement or that wish to obtain further directions to access the EGM, should contact or send a request to SMX at Mespil Business Centre, Mespil House, Sussex Road, Dublin, 4 Ireland, D04 T4A6; Attention: Secretary.

YOUR VOTE IS IMPORTANT

PLEASE SIGN, DATE AND RETURN YOUR PROXY CARD

OR VOTE BY TELEPHONE OR VOTE THROUGH THE INTERNET

AS SOON AS POSSIBLE

By order of the Board of Directors,

By:
Name:	Haggai Alon
Title:	Chief Executive Officer